August 29, 2005

Mail Stop 4561

Via U.S. Mail and Fax (212) 603-4981
Mr. George N. Tietjen III
Chief Financial Officer and Treasurer
SB Partners
1251 Avenue of the Americas
New York, NY 10020


	RE:	SB Partners
      Form 10-K for the fiscal year ended December 31, 2004
		Filed April 13, 2005
		Form 10-Q for the quarterly period ended March 31, 2004
		File No. 0-08952

Dear Mr. Tietjen:

      We have reviewed your response letter dated August 12, 2005 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 5 Investment in Joint Venture, page 36
1. Your response to prior comment 2 asserts that the criterion of paragraph 5c(ii) of FIN 46(R) is not met because you own only 75% of the joint venture. However, the term "substantially all of the entities activities" does not relate to ownership percentage. Please provide us with a detailed analysis of the activities of the joint venture and explain to us how each activity either is or is not on your behalf. Also, tell us whether your interest in the partnership is as a limited partner or as a general partner.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
William Demarest at (202) 551-3432 or me at (202) 551-3486.



Sincerely,



Daniel L. Gordon
Branch Chief


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Mr. George N. Tietjen III
SB Partners
August 29, 2005
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